

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

18 September 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



03032551

Attn : Ms Victoria C Choy

Dear Sirs

SOPPL

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 8 September 2003, Re: Suspension of trading for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 10/7



Form Version 2.0

General Announcement

Submitted by AMSTEEL on 08-09-2003 01:12:02 PM

Reference No AA-030908-46475

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SUSPENSION OF TRADING

* **Contents :-**

The Board of Amsteel Corporation Berhad ("Amsteel") wishes to announce that the Exchange has approved Amsteel's application for suspension of the trading of the ordinary shares of Amsteel on the Kuala Lumpur Stock Exchange for one (1) day on 8 September 2003, pending announcement on the disposal of certain of its businesses in due course.

This announcement is dated 8 September 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

8 SEP 2003